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                            February 22, 2024

       Ludovic Saverys
       Chief Financial Officer
       Euronav NV
       De Gerlachekaai 20
       2000 Antwerp
       Belgium

                                                        Re: Euronav NV
                                                            Schedule 14D-9
filed February 14, 2024
                                                            File No. 005-89253

       Dear Ludovic Saverys:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments.
       Defined terms used herein have the same meaning as in your filing.

       Schedule 14D-9 filed February 14, 2024

       General

   1. Rule 14e-2(a) requires Euronav to express a position on the Offers by stating that it recommends acceptance
or rejection, expresses no opinion and is remaining neutral or is unable to take a
position with respect to the Offers. In each case, Euronav must explain the reasons for its
position. We note your statement that the Supervisory Board    has
                                                        unanimously recommended
that holders of Ordinary Shares who are aligned with
                                                        Euronav   s new
strategy should not tender their Ordinary Shares in the Offers, and that holders of Ordinary
Shares who do not embrace Euronav   s new strategy should tender
                                                        their Ordinary Shares
in the Offers.    Please revise this statement (and other similar
                                                        statements throughout
the Schedule 14D-9) to expressly state Euronav   s position with
                                                        respect to the Offers
and to explain the reasons for its position.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Ludovic Saverys
Euronav NV
February 22, 2024
Page 2

         Please direct any questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-
3263.



FirstName LastNameLudovic Saverys                           Sincerely,
Comapany NameEuronav NV
                                                            Division of
Corporation Finance
February 22, 2024 Page 2                                    Office of Mergers &
Acquisitions
FirstName LastName